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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 April 10, 2000

                          FRESH DEL MONTE PRODUCE INC.
             (Exact Name of Registrant as Specified in Its Charter)

                               THE CAYMAN ISLANDS
                         (State or Other Jurisdiction of
                         Incorporation or Organization)

                       C/O DEL MONTE FRESH PRODUCE COMPANY
                                800 DOUGLAS ROAD
                             NORTH TOWER, 12TH FLOOR
                           CORAL GABLES, FLORIDA 33134
              (Address of Registrant's Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes [ ] No [X]


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  FRESH DEL MONTE PRODUCE INC.

Date:  April 10, 2000             By:/s/  HANI EL-NAFFY
                                     ------------------------------------
                                          Hani El-Naffy
                                          President & Chief Operating Officer


                                  By:/s/  JOHN F. INSERRA
                                     ------------------------------------
                                          John F. Inserra
                                          Executive Vice President &
                                          Chief Financial Officer

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                          FRESH DEL MONTE PRODUCE INC.







                         [FRESH DEL MONTE PRODUCE LOGO]










                                            2000
                                            NOTICE OF
                                            ANNUAL GENERAL MEETING
                                            AND PROXY STATEMENT


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[FRESH DEL MONTE PRODUCE LOGO]


                                               FRESH DEL MONTE PRODUCE INC.
                                              C/O WALKER, ATTORNEYS-AT-LAW
                                               P.O. BOX 265GT, WALKER HOUSE
                                                 MARY STREET, GEORGE TOWN
                                               GRAND CAYMAN, CAYMAN ISLANDS

                                                 U.S. EXECUTIVE OFFICES:
                                                   800 DOUGLAS ENTRANCE
                                                 NORTH TOWER - 12TH FLOOR
                                               CORAL GABLES, FLORIDA 33134
                                                TELEPHONE: (305) 520-8156
                                                 FAX: (305) 305-567-0320

================================================================================


April 10, 2000



To The Shareholders of Fresh Del Monte Produce Inc.:


You are cordially invited to attend the Annual General Meeting of Shareholders of Fresh Del Monte Produce Inc. (the "Company") on Tuesday, May 9, 2000 (the "Annual General Meeting"), at the Hyatt Regency Coral Gables, 50 Alhambra Plaza, Coral Gables, Florida 33134, at 11:00 a.m. local time. A Notice of the Meeting, a Proxy and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of Ordinary Shares as of the close of business on Friday, March 31, 2000, will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held.

A record of the Company's activities for the fiscal year 1999 is included in the annual report to Shareholders enclosed with this letter. Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy promptly in the enclosed self-addressed stamped envelope. If you attend the meeting and desire to vote in person, your Proxy will not be used.

                                            Sincerely,


                                            /s/ Mohammad Abu-Ghazaleh

                                            Mohammad Abu-Ghazaleh
                                            Chairman and Chief Executive Officer

                          FRESH DEL MONTE PRODUCE INC.

                                    NOTICE OF
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                              TUESDAY, MAY 9, 2000

To The Holders of Ordinary Shares:

         The Annual General Meeting of Shareholders of Fresh Del Monte Produce Inc. (the "Company"), a Cayman Islands company, will be held on Tuesday, May 9, 2000, at the Hyatt Regency Coral Gables, 50 Alhambra Plaza, Coral Gables, Florida 33134, at 11:00 a.m. local time at which meeting the following matters will be put to the vote of the Shareholders:

PROPOSAL NO. 1

         1. That (a) Mohammad Abu-Ghazaleh be re-elected as a Director to hold office until the Annual General Meeting of Shareholders (the "Annual General Meeting") to be held in 2003 (b) Hani El-Naffy be re-elected as a Director to hold office until the Annual General Meeting to be held in 2003 (c) John H. Dalton be appointed, confirmed, ratified and elected as a Class III Director by the Shareholders to hold office until the Annual General Meeting to be held in 2003, and (d) Edward L. Boykin be appointed, confirmed, ratified and elected as Class I Director by the Shareholders to hold office until the Annual General Meeting to be held in 2001.

PROPOSAL NO. 2

         2. That the Company's financial statements for the 1999 fiscal year ended December 31, 1999 be approved and adopted.

PROPOSAL NO. 3

         3. That the appointment of Ernst & Young, LLP. ("Ernst & Young") as independent auditors for the 2000 fiscal year ending December 29, 2000 be approved and ratified.

         The Board of Directors has fixed the close of business on Friday, March 31, 2000 as the record date for the determination of Shareholders entitled to notice of and to vote at the Annual General Meeting and any postponement or adjournment thereof. Accordingly, only holders of record of Fresh Del Monte Produce Inc. Ordinary Shares at the close of business on such date shall be entitled to vote at the meeting and any postponement or adjournment thereof.

         We ask that you vote, date, sign and return the enclosed Proxy in the self-addressed stamped envelope. You may revoke your Proxy and vote in person if you later decide to attend in person.

                                  By Order of the Board of Directors,

                                  /s/ Zoltan Pinter

                                  Zoltan Pinter
                                  Vice President, General Counsel and Secretary

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement and accompanying Proxy are being mailed to Shareholders in connection with the solicitation of proxies by the Board of Directors of Fresh Del Monte Produce Inc. ("Fresh Del Monte" or the "Company") for the 2000 Annual General Meeting of the Company. The Company's Annual Report for the 1999 fiscal year ended December 31, 1999, which is not a part of this Proxy Statement, accompanies this Proxy Statement.

When your Proxy is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote "for" or "against" each item or "abstain" from voting by marking the appropriate box.

If you sign and return your Proxy but do not specify any choices you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board of Directors. The Proxy also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy. You may revoke your Proxy at any time before it is exercised by giving written notice thereof to the Secretary of Fresh Del Monte, by submitting a subsequently dated Proxy, by attending the meeting and withdrawing the Proxy, or by voting in person at the meeting.

Each holder of the 53,763,600 Ordinary Shares in the capital of Fresh Del Monte in issue, and recorded in the Register of Members of the Company at the close of business on Friday, March 31, 2000, is entitled to one vote for each Ordinary Share so held at the Annual General Meeting. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as "Record Shares." The presence in person or by proxy of Shareholders holding a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual General Meeting.


BOARD OF DIRECTORS

The Board of Directors ("Board") is responsible for establishing broad corporate policies and for overseeing the overall performance of Fresh Del Monte. The Board reviews significant developments affecting Fresh Del Monte and acts on other matters requiring its approval.

The current standing committees of the Board are the Audit Committee and Compensation Committee.

THE AUDIT COMMITTEE (i) recommends the selection of independent auditors for the Company, (ii) confirms the scope of audits to be performed by such auditors, and
(iii) reviews audit results and the Company's accounting and internal control procedures and policies. The Audit Committee also reviews and recommends approval of (i) the audited financial statements of the Company, (ii) the quarterly and annual filings of the Company with the Securities and Exchange Commission ("SEC"), and (iii) the Company's Annual Report to Shareholders. In addition, the Audit Committee has the authority to monitor and oversee compliance with the Company's Statement of Conflicts of Interest Policy and Legal Compliance and Confidentiality and Proprietary Information Policy. The Audit Committee is comprised of three of the Company's independent directors, Edward L. Boykin, Marvin P. Bush and John H. Dalton.

THE COMPENSATION COMMITTEE (i) reviews the compensation and benefits of executive officers, directors, key employees, and consultants, and (ii) reviews, recommends, and in certain cases determines, subject to ratification by the Board of Directors, executive compensation. The Compensation Committee also acts as the administrator for the Company's 1997 and 1999 Share Incentive Plans and reviews and recommends approval of all periodic filings in respect of executive and other compensation required to be made by the Company with the SEC. The Compensation Committee is comprised of two of the Company's independent directors, Stephen L. Way and Marvin P. Bush.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

At the 2000 Annual General Meeting, two directors are proposed to be re-elected for the terms described below: (a) Mohammad Abu-Ghazaleh -- Annual General Meeting 2003, and (b) Hani El-Naffy -- Annual General Meeting 2003, and two directors are proposed to be appointed, confirmed, ratified and elected for the terms described below: (c) John H. Dalton -- Annual General Meeting 2003, and
(d) Edward L. Boykin - Annual General Meeting 2001. A brief summary of each nominee's principal occupation, business affiliations and other information follows.

MOHAMMAD ABU-GHAZALEH -- CHAIRMAN OF THE BOARD, DIRECTOR AND CHIEF EXECUTIVE OFFICER. Mr. Abu-Ghazaleh has served as the Chairman of our Board of Directors and Chief Executive Officer since December 1996. He was also the President and Chief Executive Officer of IAT Group Inc. Mr. Abu-Ghazaleh was President and Chief Executive Officer of United Trading Company from 1986 to 1996. Prior to that time, he was General Manager for Metico (Dubai) from 1976 to 1986 and General Manager for Metico (Kuwait) from 1967 to 1975.

HANI EL-NAFFY -- PRESIDENT, DIRECTOR AND CHIEF OPERATING OFFICER. Mr. El-Naffy has served as our President, Director and Chief Operating Officer since December 1996. Prior to that time, he served as Executive Director for United Trading Company from 1986 until December 1996. From 1976 to 1986, he was the President/General Manager of T.C.A. Shipping.

JOHN H. DALTON -- DIRECTOR. Mr. Dalton was appointed to the Board of Directors on May 11, 1999. He is now Chairman & CEO of Metal Technology, Inc. He has held three presidential appointments. Most recently, he served as Secretary of the Navy from July 1993 through November 1998. Prior to serving as Secretary of the Navy, he served as a member and chairman of the Federal Home Loan Bank Board from December 1979 through July 1981. Before being appointed to the Bank Board, Mr. Dalton held the position of President of the Government National Mortgage Association of the U.S. Department of Housing and Urban Development from April 1977 through April 1979. Mr. Dalton also serves on the Board of Directors of Niagra Mohawk Holdings, Inc., Trans Technology, Inc., Metal Technology, Inc. and The Cantor Exchange & IPG Photonics Corporation.

EDWARD L. BOYKIN -- DIRECTOR. Mr. Boykin was appointed to the Board of Directors on November 1, 1999. Following a 30-year career with Deloitte & Touche LLP., Mr. Boykin retired in 1991 and is currently a private consultant and serves on several corporate boards.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RE-ELECTION OF MOHAMMAD ABU-GHAZALEH AND HANI EL-NAFFY AND THAT YOU APPOINT, CONFIRM, RATIFY AND ELECT JOHN H. DALTON AND EDWARD L. BOYKIN. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES.


PROPOSAL NO. 2
APPROVAL AND ADOPTION OF THE COMPANY'S 1999 FISCAL YEAR FINANCIAL STATEMENTS

The financial statements of the Company for the 1999 fiscal year ended December 31, 1999 are being submitted to the Shareholders for their approval and adoption. The Company's 1999 Fiscal Year Financial Statements appear in the Company's Annual Report accompanying this Proxy Statement.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE COMPANY'S 1999 FISCAL YEAR FINANCIAL STATEMENTS. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND ADOPTION OF THE COMPANY'S 1999 FISCAL YEAR FINANCIAL STATEMENTS.

PROPOSAL NO. 3
APPROVAL AND RATIFICATION OF THE REAPPOINTMENT OF INDEPENDENT AUDITORS

In accordance with the recommendation of the Audit Committee, the Board of Directors has re-appointed Ernst & Young as independent auditors of the Company for the 2000 fiscal year ending December 29, 2000, subject to approval and ratification by the Shareholders. If the Shareholders do not approve and ratify the reappointment of Ernst & Young, the selection of other independent auditors will be considered by the Audit Committee and the Board of Directors.

Ernst & Young served as independent auditors of Fresh Del Monte for the Company's 1996, 1997, 1998 and 1999 fiscal years.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL AND RATIFICATION OF THE REAPPOINTMENT OF ERNST & YOUNG AS INDEPENDENT AUDITORS OF THE COMPANY. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND

RATIFICATION OF THE REAPPOINTMENT OF ERNST & YOUNG AS INDEPENDENT AUDITORS OF THE COMPANY.


VOTE REQUIRED TO APPROVE MATTERS SUBMITTED TO SHAREHOLDERS

Approval of each of the items which are submitted to a vote of the Shareholders at the 2000 Annual General Meeting will require the affirmative vote of the holders of a majority of the Ordinary Shares of the Company recorded on the Company's Register of Members at the close of business on Friday, March 31, 2000 (the "Record Shares") present in person or represented by proxy.

IAT GROUP INC., THE HOLDER OF A MAJORITY OF RECORD SHARES (THE "MAJORITY HOLDER"), OWNS AND HAS THE POWER TO VOTE A SUFFICIENT NUMBER OF RECORD SHARES TO APPROVE EACH OF THE PROPOSALS DESCRIBED HEREIN. REPRESENTATIVES FOR THE MAJORITY HOLDER HAVE INDICATED THAT THE MAJORITY HOLDER WILL VOTE ALL OF ITS RECORD SHARES IN FAVOR OF EACH OF THE PROPOSALS AND THEREFORE, ADOPTION OF EACH PROPOSAL SUBMITTED FOR APPROVAL AT THE 2000 ANNUAL GENERAL MEETING IS ENSURED.


GENERAL

At the date of this Proxy Statement, the Board of Directors has no knowledge of any business which has been presented for consideration at the 2000 Annual General Meeting other than that described above.

Present and former officers, directors and other employees of Fresh Del Monte may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. Fresh Del Monte will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. All expenses of solicitation of proxies will be borne by Fresh Del Monte.

By Order of the Board of Directors,


/s/ Zoltan Pinter

Zoltan Pinter
Vice President, General Counsel and Secretary

Dated: April 10, 2000

                                                  Please mark your votes as
                                                  indicated in the example [X]

 1.        ELECTION OF DIRECTIONS                   Nominees:

      [ ]  FOR all nominees listed to the right     1. Mohammad Abu-Ghazaleh   3. John H. Dalton
           (except as marked to the contrary)       2. Hani El-Naffy           4. Edward L. Boykin

      [ ]  WITHHOLD AUTHORITY to vote for all       (Instruction: To withhold authority to vote for
           nominees listed to the right             any individual nominee, write that nominee's name
                                                    on the space provided below.)
                                                    _________________________________________________

2.        APPROVAL OF THE COMPANY'S FINANCIAL STATEMENTS FOR THE 1999 FISCAL YEAR ENDED DECEMBER 31, 1999.

          [ ] FOR  [ ] AGAINST  [ ] ABSTAIN  [ ] I PLAN TO ATTEND THE MEETING

3.        APPROVAL OF ERNST & YOUNG AS INDEPENDENT AUDITORS FOR THE 2000 FISCAL YEAR.

          [ ] FOR  [ ] AGAINST  [ ] ABSTAIN

                              Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

                              Dated: ____________________________________, 2000

                              _________________________________________________
                                               (Signature)

                              _________________________________________________
                                         (Signature if held jointly)

                              PLEASE SIGN, DATE, AND RETURN THE PROXY CARD
                              PROMPTLY USING THE ENCLOSED ENVELOPE

-------------------------------------------------------------------------------
                              FOLD AND DETACH HERE

                                ADMISSION TICKET


                           ANNUAL GENERAL MEETING OF
                                  SHAREHOLDERS


                                  MAY 9, 2000
                                10:00 A.M. (EST)
                           HYATT REGENCY CORAL GABLES
                               50 ALHAMBRA PLAZA
                             CORAL GABLES, FL 33134

PROXY

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                                       OF
                          FRESH DEL MONTE PRODUCE INC.

     The undersigned hereby appoints the Chairman of the Board of Directors of Fresh Del Monte Produce, Inc. ("Fresh Del Monte") and alternatively, each other Director of Fresh Del Monte as proxy, each with power to act without the other and with power of substitution, and hereby authorizes the Chairman or such Directors to represent and vote all the Ordinary Shares of Fresh Del Monte standing in the name of the undersigned with all powers which the undersigned would possess if present at the Annual General Meeting of Shareholders of the Company to be held on May 9, 2000 or any adjournment or postponement thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH NOMINEE TO SERVE AS A DIRECTOR AND "FOR" PROPOSALS 2 AND 3. IF NO DIRECTION IS GIVEN IN THE SPACE PROVIDED ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 AND 3 OR ANY VARIATIONS OF SUCH PROPOSALS.


                          (CONTINUED ON REVERSE SIDE)

--------------------------------------------------------------------------------
                              FOLD AND DETACH HERE



              IF YOU INTEND TO ATTEND THE ANNUAL GENERAL MEETING,
               PLEASE BE SURE TO CHECK THE "I PLAN TO ATTEND THE
                 MEETING" BOX ON THE REVERSE SIDE OF THE PROXY.